Exhibit 99.1

FEMSA Announces Accelerated Share Repurchase Agreement

Monterrey, Mexico, March 15, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) today announced that, consistent with its capital allocation framework and commitment to enhance capital returns to shareholders, it has entered into a derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America, to repurchase the Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA has agreed to repurchase from such financial institution an aggregate amount of USD $400 million of its ADS1. The ASR contemplates an initial delivery of approximately 20% of the ADS on or about March 19, 2024.

The total number of ADS ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of the Company’s ADS during the term of the agreement, subject to certain limitations. The final settlement of the ASR agreement is expected to be completed no later than the third quarter of 2024.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

1 Each ADS unit represents ten FEMSA BD Units, and the BD Units each represent one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 15, 2024	| Page 1